March 4, 2010

Via Facsimile and EDGAR

Mr. Larry L. Greene,

  Senior Counsel,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:         The Greater China Fund, Inc. Form N-2 filed

               February 22, 2010 (File No. 333-163745)

Dear Mr. Greene:

This letter is to respond to your comments of March 2, 2010 (the “Comments”), on behalf of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), transmitted by telephone to the undersigned regarding the filing on February 22, 2010 by The Greater China Fund, Inc. (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), of the Fund’s pre-effective Amendment No. 1 to the Fund’s Registration Statement (File No. 333-163745) on Form N-2 (the “Registration Statement”), and the Fund’s post-effective Amendment No. 15 (and together with pre-effective Amendment No. 1, “Amendment No. 1”) to the Fund’s registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”), relating to the Fund’s proposed rights offering (the “Offering”). Capitalized terms used but not defined herein have the meanings ascribed thereto in Amendment No. 1.

To facilitate your review, the captions and numbered comments from the Comments have been repeated in this letter in bold face type and the Fund’s responses immediately follow each numbered comment in regular type. References to Amendment No. 2 are to the Fund’s pre-effective Amendment No. 2 to the Fund’s Registration Statement and post-effective Amendment No. 16 to the Fund’s Registration Statement under the Investment Company Act that will be filed when the Fund is prepared to request effectiveness of the Registration Statement.

Larry L. Greene	-2-

The Fund appreciates the opportunity to respond to the Comments supplementally and to explain each intended response in advance of filing Amendment No. 2. As discussed, following the Staff’s review and clearing of these responses, the Fund intends to file Amendment No. 2 as and when the Fund is prepared to request effectiveness of the Registration Statement.

Form N-2 filed February 22, 2010

Accounting Comments

1.         Footnote (5) to the fee table included in the prospectus states that the Fund does not have any leverage borrowings. The fee table also includes a line item for interest expense on borrowings. Please reconcile these two statements.

Response—The Fund will remove the line item entitled “Interest Expense on Borrowings” in the prospectus contained in Amendment No. 2.

2.         The Staff notes that the Fund has a securities lending arrangement through State Street. Recently there has been some press regarding incorrect pricing of portfolio securities involving State Street. Does the Fund’s arrangement with State Street require the Fund to revalue the pricing of any of its portfolio securities?

Response—The Fund is unaware of any issue with respect to the pricing of its portfolio securities as a result of State Street or otherwise.

3.         The Staff draws the Fund’s attention to Rule 3-18 of Regulation S-X with regard to the age of the Fund’s financial statements.

Response—The Fund will incorporate by reference in the prospectus contained in Amendment No. 2 the Fund’s audited financial statements as of and for the year ended December 31, 2009 and the related accountants’ consent.

General

4.         Comment 1 of the comment letter, dated January 27, 2010 (the “Comment Letter”), from the Staff, concerning the Fund’s December 2009 filing requested that the Fund review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. The Comment included specific bullet points and examples. Please provide specific examples of how the Fund has responded to Comment 1, including each of the bullets.

Response—As previously noted, the Fund has revised the prospectus contained in Amendment No. 1 to conform with the Commission’s plain English requirements. More specifically, please note the following in Amendment No. 1:

•	define the term “us” and any similar terms used therein

Larry L. Greene	-3-

Response—On page 1 of the prospectus included in Amendment No.1 the Fund added the following language: “As used in this prospectus, the terms “the Fund”, “we”, “our”, “ours” and “us” refer to The Greater China Fund, Inc., a Maryland non-diversified, closed-end management investment company and the issuer of the rights, unless the context suggests otherwise.”

•          explain the meaning of the following clause “re-pricing of credit risk in the broadly syndicated loan market”

Response—On page 38 of the prospectus included in Amendment No. 1 the Fund added the following language immediately after the above phrase: “which has generally made it costlier for investors to insure against defaults on such debt.”

•          explain the phrase “subject to certain limitations and subject to allotment”

Response—On the cover page of the prospectus included in Amendment No.1 the Fund added the following language after the above phrase: “If sufficient shares remain, all over-subscription requests will be honored in full. To the extent sufficient shares are not available to honor all over-subscription requests, any remaining unsubscribed shares will be allocated among those record date shareholders on the record date who over-subscribe based on the number of shares they owned on the record date.”

Response—See also “Over-Subscription Privilege” on page 15 of the prospectus included in Amendment No.1.

•          reformat the disclosures appearing in all capital letters under the caption “Taxation”, as well as any similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g. bold).

Response—The entire prospectus included in Amendment No. 1 was reformatted and the captions are bold.

In addition to the above, the Fund made the following changes:

•	defined “record date shareholders;”
•	added a section on certain effects of the offer on page 6 of the prospectus included in Amendment No. 1;
•	added a paragraph in the “Information Regarding Us” section on page 7 of the prospectus included in Amendment No. 1 relating to determination of what is a “China” company;
•	added a paragraph in the “Information Regarding Us” section on page 7 of the prospectus included in Amendment No. 1 explaining future investment goals of the Fund;

Larry L. Greene	-4-

•	clarified that the dealer manager gets a fee for financial “advisory” and “structuring” services;
•	added a paragraph on page 15 of the prospectus included in Amendment No. 1 explaining how to exercise rights;
•	clarified “Nominees” on page 19 of the prospectus included in Amendment No. 1;
•	explained on page 21 of the prospectus included in Amendment No. 1 how to deliver subscription certificates and the method of payment of the aggregate subscription price;
•

added an explanation on bottom of page 25 of the prospectus included in Amendment No. 1 that the shareholders on the record date will experience a decrease in net asset value per share of common stock; and

•

added an explanation on bottom of page 25 of the prospectus included in Amendment No. 1 that transferable rights have value and that cash received by non-participating shareholders in a sale of rights could be viewed as compensation for the decrease in net asset value of shares.

5.         Comment 6 of the Comment Letter requested, among other things, that the Fund revise the disclosure throughout the prospectus to clarify the composition of the Fund’s subscription price per share. Please clarify the disclosure.

Response—The Fund will add disclosure in the prospectus contained in Amendment No. 2 that accompanies references to the “subscription price” to make clear throughout the prospectus that the subscription price per share includes a sales load.

6.         Comment 8 of the Comment Letter requested that with respect to the dilutive effect of this offering, add or address the following: (i) indicate whether the Fund has an aggregate ceiling on the amount of discount shareholders may expect to experience in connection with this offering, and (ii) disclose that a sale of common stock below net asset value dilutes existing shareholders, causes the net asset value of the Fund to drop, and has the effect of reducing the market price of shares.

Response—The Fund will add disclosure to the prospectus contained in Amendment No. 2 stating (i) the aggregate ceiling on the amount of discount shareholders may expect to experience in connection with this offering, which will be 75% of the Fund’s net asset value per share of common stock on the expiration date and (ii) that a sale of shares of common stock below net asset value dilutes existing shareholders, causes the net asset value of the Fund to decrease and may have effect of reducing the market price of shares.

7.         Comment 19 of the Comment Letter addressed the enforcement of civil liabilities against some of the Fund’s directors and officers. Please state in the title to the risk factor addressing this comment the number of directors and officers that are living outside the United States and have not appointed an agent for service of process.

Response—The Fund will add the requested disclosure in the prospectus contained in Amendment No. 2.

Larry L. Greene	-5-

8.         Comment 20 of the Comment Letter addressed the status of the dealer manager as an underwriter. Please revise the disclosure to state that the dealer manager is a statutory underwriter under the Investment Company Act.

Response—The Fund acknowledges the Staff’s comment and has requested, and I have, contacted you directly to address this comment.

9.         Comment 21 of the Comment Letter addressed the view of the Staff that certain provisions of the Maryland Control Share Statute may be inconsistent with §18(i) of the 1940 Act. The Staff continues to believe that the Fund should add disclosure consistent with the Staff’s position and indicate that it will not implement or rely on the statute without the consent of the Staff.

Response—The Fund acknowledges the Staff’s comment and has requested, and I have, contacted you directly to address this comment.

10.         Comment 22 requested that the Fund clarify its disclosure to the effect that any forward-looking statement contained in the prospectus does not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. Please state that the Fund will not be entitled to the safe harbor made available pursuant to Section 27A of the Securities Act.

Response—The Fund will revise the discussion under “Special Note Regarding Forward-Looking Statements” in the prospectus contained in Amendment No. 2 as requested.

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in its Form N-2 filed on February 22, 2010;

•

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Fund’s Form N-2 filed on February 22, 2010;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Fund’s Form N-2 filed February 22, 2010; and

Larry L. Greene	-6-

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *

Any questions or comments with respect to the Fund’s proposed Amendment No. 2 or this letter may be communicated to the undersigned, William G. Farrar of Sullivan & Cromwell LLP, at (212) 558-4940. Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 291-9052 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ William G. Farrar
William G. Farrar

cc:	Brian A. Corris
(The Greater China Fund, Inc.)

Deborah A. Docs
(Prudential Investments LLC)